                                                        Filed by TrueTime, Inc.
                                                               Pursuant to Rule
                                                                  425 under the
                                                         Securities Act of 1933
                                                               and deemed filed
                                                               pursuant to Rule
                                                                14a-12 and Rule
                                                                14d-2(b) of the
                                                Securities Exchange Act of 1934

                                                Subject Company: TrueTime, Inc.
                                                 Commission File No.: 000-28473

ADDITIONAL INFORMATION

Symmetricom, Inc. and TrueTime, Inc. will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910. You may obtain documents filed with the SEC by TrueTime free of charge by requesting them in writing from TrueTime or by telephone at 707-528-1230.

The following document is filed herewith pursuant to rule 425 under the Securities Act of 1933.



TRANSCRIPT OF THE SYMMETRICOM AND TRUETIME JOINT CONFERENCE CALL ON MARCH 28, 2002 AT 10:00 A.M. PACIFIC TIME.

                               SYMMETRICOM, INC.
DATE:             March 28, 2002
SPEAKERS:         Jennifer Cohn, Stapleton Communications
                  Thomas W. Steipp, President and
                           Chief Executive Officer, Symmetricom
                  William Slater, Chief Financial Officer,
                           Symmetricom
                  Rick Stroupe, Executive Vice President and
                           General Manager, Synch and Timing
                           Division at Symmetricom.
                  Lisa Withers, President and CEO, TrueTime


TOPIC:            TrueTime

NYSE:             SYMM, TRUE

         OPERATOR:  Good morning.  And welcome to the TrueTime conference call.

         All lines are going to be in a listen-only mode until the question-and-answer session. This conference is going to be recorded for instant replay purposes. If there are any objections you may disconnect at this time.

         Now, I'd like to introduce today's host, Miss Jennifer Cohn of Stapleton Communications.

Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 1

         Ma'am, you may begin.

         JENNIFER COHN, STAPLETON COMMUNICATIONS: Good morning, and welcome to the Symmetricom TrueTime conference call.

         I'd like to remind you that except for the historical information contained herein this press release contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and
Section 21E of the Securities Exchange Act of 1934 as amended, and is subject to the Safe Harbor created by those sections.

         These forward-looking statements include statements as to the expected benefit of the combination of the two companies, and Symmetricom's expectation that it will expand its customer base at new distribution channels, and strengthen its competitive position in the government in commercial markets, as well as the timing and frequency market, and emerging networking market.

         Symmetricom's actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by such forward-looking statements include, but are not limited to the satisfaction of certain conditions to closing of the proposed acquisition, the ability to


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 2
close the acquisition, and the ability to integrate TrueTime and its technology following the acquisition, reduced rates of demand for wireless and wireline telecommunications services and high bandwidth applications, increased competition, timing, cancellation or delay of customer orders, failure of new products to pass interoperability testing and field trials, difficulties in manufacturing products and specifications, customer acceptance of new products, customer delays in qualification of key new products, and the risk factors listed from time-to-time in Symmetricom's reports filed with the Securities & Exchange Commission, including but not limited to the report on Form 10-K for the year ended June 30th, 2001, and the report on Form 10-Q for the quarter ended December 31st, 2001.

         These forward-looking statements speak only as of the date hereof. Symmetricom disclaims any intention or obligation to update or revise any forward-looking statements.

         At this time, for opening remarks I would like to turn this conference call over to Tom Steipp, Chief Executive Officer of Symmetricom.

         TOM STEIPP, PRESIDENT AND CHIEF EXECUTIVE OFFICER, SYMMETRICOM:
Thanks, Jennifer. I'm so glad I had somebody else read that statement.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 3

         Thank you, and good morning, or I guess if you're on the East Coast, good afternoon. Welcome to our call to discuss the acquisition announced today by Symmetricom and TrueTime.

         Today's call is being recorded, and will be available for your playback beginning Monday, April 1st. The replay number is 1-888-568-0418.

         In addition, a replay will be available via webcast at Symmetricom's web site, www.symmetricom.com, and TrueTime's web site, www.truetime.com. The webcast will be available beginning April 1st for one week.

         Let me introduce the other participants on the call with me today. Lisa Withers, President and CEO of TrueTime, Bill Slater, CFO here at Symmetricom, and Rick Stroupe, Executive Vice President and General Manager of our Synch and Timing Division at Symmetricom.

         By now, you should have all received a copy of the press release that was issued last night. We're very excited to discuss the highlights of the transaction with you today. I'd like to give you a brief outline of the strategic impact and the rationale of this acquisition to our customers, our employees, and investors.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 4

         Let me start-off by saying that by acquiring TrueTime we're taking a significant stride toward our goal of broadening our core synchronization business. The combined company will have a more comprehensive set of products, a broader distribution network, and presence in a wider variety of markets, such as government and enterprise sectors, where Symmetricom has not traditionally competed.

         Through this consolidation we will become even more customer-driven, as our newly combined product family will better serve the needs of our expanded markets.

         Symmetricom's strength lies in timing and synchronization products for the telecommunications industry where we are a global market leader. Our products are the standard for many telecommunication networks worldwide. For those of you who don't know us well, we are also building a franchise in the broadband access devices.

         TrueTime has a market-leading position in frequency and timing products and instrumentation. And its products are an integral component of many complex computer and communications systems for leading companies and governmental organizations around the world.

         Their customers include U.S. Army, U.S. Navy, the Air Force, Motorola, Boeing, General Dynamics, Hughes, Lockheed, Raytheon, NSA, FAA, PanAmSat.

         Their products encompass a broad range of high accuracy GPS-based time and frequency receivers, complemented with time code signal generators used in a wide variety of mission critical applications.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 5

         Together, Symmetricom and TrueTime will be able to leverage the combined operational and financial strength, to unlock significant synergies associated with research and development, and manufacturing.

         This transaction will increase our revenue base, and create potential for further acceleration of our top line growth. Our user base will increase as we combine our world class customers. During our due diligence process we were pleased to discover that there is very little customer overlap.

         This deal brings us not only a broader customer base, but technology, expertise, and talent that will be a tremendous asset in serving our current customers. We believe that these resources can be leveraged into creating new opportunities for growth.

         As mentioned in the press release, Elizabeth Withers will be heading-up a newly created division of our frequency and time business. We regard Lisa's talent and experience as an important addition to our team. We also look forward to the contribution of the talented team from TrueTime.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 6

         We believe that the economics of the deal will favorably impact Symmetricom's financial future. We're acquiring a company that adds to our technological capabilities, and broadens our market presence, while immediately adding to our revenue base and providing long-term business model synergies.

         In exchange for this value, TrueTime shareholders will receive a combination of 2.6 million Symmetricom shares and $5 million in cash. We expect for this acquisition to be accretive within two quarters after the close of the deal, which we anticipate will happen during the third calendar quarter of 2002. We firmly believe that this deal will benefit the shareholders of both companies.
         One component of our strategy is growing our core business through both acquisition and organic growth. Clearly, acquiring TrueTime is consistent with this strategy, and gives us the critical mass that will allow us to capitalize on our financial model.

         In turn, this gives us a stronger foundation on which we can continue to build on tangential opportunities, such as our broadband business.

         With this as an overview, I'd like to now turn the call over to Lisa Withers, President and CEO of TrueTime.

         LISA WITHERS, PRESIDENT AND CEO, TRUETIME: Thanks, Tom. And thanks, everyone, for joining us today.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 7

         I'd like to speak for all of us at TrueTime when I say that we are excited about the opportunity to join forces with Symmetricom, and build an organization that will be stronger than the two companies are individually.

         For those of you who may not be familiar with the company, TrueTime has a rich history in time and frequency that spans almost 30 years.

         Our strengths include a diverse customer base in aerospace, defense, power, utilities, and municipalities outside of the traditional telecom space that Symmetricom now serves.

         During the past several years we have pioneered GPS-timing technology, and most recently introduced a series of leading-edge network time server products to the emerging IP networking marketplace.

         For our customers, joining forces with Symmetricom means opening the door to more resources, including Symmetricom's market-leading timing and synchronization products and global services, as well as gaining access to a wealth of new R&D talent, and most importantly, ideas that come from this combination.

         For our shareholders, joining Symmetricom will provide the critical mass that we've been looking for, the stock liquidity needed to attract new investors, and the financial strength to reach profitability more quickly than we could on our own.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 8

         We see that not only are our technology and market strengths are synergistic with Symmetricom, but more importantly our culture and management style are closely aligned, as well.

         We look forward to playing an important role in an organization that has a solid financial foundation, an experienced management team, and a good track record in integrating acquired companies.

         With that, I'd like to turn it over to Bill Slater, CFO of Symmetricom, to discuss the key financial aspects of this transaction.

         Bill.

         BILL SLATER, CHIF FINANCIAL OFFICER, SYMMETRICOM:  Thanks, Lisa.

         I'd like to take you through some of the terms of the acquisition. Under the terms of the purchase agreement Symmetricom will purchase the outstanding shares of TrueTime for a total of 2.6 million Symmetricom shares and $5 million in cash.

         Based upon yesterday's closing price for Symmetricom stock of $6.49 a share this price represents an implied valuation of 21.9 million, and is 1.2 times trailing 12-month TrueTime revenue. This transaction is a taxable stock and cash deal.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                 9

         As we integrate certain of the operations of Symmetricom and TrueTime and leverage our back office cost structure, we anticipate that we will be able to realize significant cost synergies. We also anticipate significantly lower tax rates of TrueTime post-acquisition.

         We anticipate restructuring charges of approximately four to five million to be taken in the quarter in which the deal closes. We expect this transaction to be accretive to earnings thereafter.

         Subject to Regulatory approval and TrueTime shareholder approvals we expect to close this transaction during the third calendar quarter of 2002.

         And now, I'd like to turn the call back to Tom.

         TOM STEIPP:  Thanks, Bill.

         Well, as you can see, we're very excited about this transaction. We hope that you will share in our enthusiasm.

         By acquiring TrueTime we expect to gain entry into new markets, including the government sector where TrueTime conducts approximately 80 percent of its business. This is a valuable market, particularly in light of the slow-down in telecom spending that we've seen over the last several quarters.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                10

         We also expect to capitalize on TrueTime's strong position serving the enterprise market in pockets of strength such as time-stamping for e-business applications.

         We have demonstrated our ability to successfully integrate and streamline acquisitions like HP's Com Synch Division, and the broadband assets from Telmax.

         Our track record exemplifies strategic deals that have benefited Symmetricom and its shareholders. We expect to apply the same discipline as we integrate TrueTime over the next six to 12 months. We hope you join in our enthusiasm for these strategic moves.

         At this point, I'd like to open the call up to any questions that might be out there in the audience.

         OPERATOR:  Thank you.

         If you would like to ask a question please press star, one on your telephone touch-pad. Once again, that is star, one to ask a question. One moment while the questions register.

         Our first question comes from Sanji Wadwani with RBS Capital Markets.

         SANJI WADWANI, RBC CAPITAL MARKETS: Thanks, so much. That's actually RBC Capital Markets.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                11

         Congratulations on the deal.  Just a couple of quick questions.

         I'm curious to see if the combined company has any exposure to the wireless market, and if not, what your strategies are there?

         And then on, what's the combined headcount going to be once the transaction closes?

         Thanks.

         TOM STEIPP:  Well, let me answer those questions in reverse order.

         In terms of what the combined headcount will be after the transaction, we haven't defined that in specific terms. We've identified the cost savings, and we've got a very good handle on those.

         Obviously, when you go through these kinds of transactions there's a due diligence period which gives us a pretty good handle, but, and as we work through the personnel issues there's some sensitivity.

         So we're just trying to make sure that we make good, solid decisions there. And we'll get back to you probably on the first phone call of the quarter when we make that transaction.

         Relative to the wireless business let me just reinforce for those who are maybe new to Symmetricom. We do conduct business in two aspects of the


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                12
wireless business, one at the back haul, where we traditionally operated. The other is wireless space stations where Samsung and others are customers of ours. And obviously we've stated in other calls that that business is down from previous levels.

         Lisa, would you like to just comment on anything that you guys have in the wireless business, for the audience.

         LISA WITHERS: Yes, we don't have any material business in wireless, per se. We will pick-up some edges of network business, but there are no products targeted at the wireless industry.

         SANJI WADWANI:  Got it.  Thank you.

         OPERATOR:  Following with a question from John Riley of CJS Securities.

         JOHN RILEY, CJS SECURITIES: Tom, could you just explain to us how you rationale behind paying five million in cash for the company when it has seven million on its balance sheet?

         TOM STEIPP: Yeah, I think, John, you'll understand that every negotiation is a bit of a unique one.

         JOHN RILEY:  Right.

         TOM STEIPP: And the goal is to try to attempt to meet the needs of both the buyer and the seller. And what I can tell you is in aggregate we were able to do that.

Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                13

         JOHN RILEY: Okay. Next question, could you just give us an update on what you're seeing in your existing business? In your wireline business, from your customers? Has there been any upturn or any better news from any of your customers?

         TOM STEIPP: What I can say on that one is that we're scheduling our normally scheduled conference call April 25th.

         JOHN RILEY:  Okay, thank you very much.

         TOM STEIPP:  That's a nice try, though!

         OPERATOR:  And once again, that is star, one to ask a question.

         TOM STEIPP:  Okay, if...

         OPERATOR: Okay, we have a question from Chris Blackman of Imperial Capital.

         TOM STEIPP:  Okay.

         CHRIS BLACKMAN, IMPERIAL CAPITAL:  Yeah, thanks.  I'm sorry.

         Tom, would you, or Bill, what does that do with your existing stock buyback program? Are there any restrictions that'll be in place post this acquisition?

         BILL SLATER:  No, no restrictions.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                14

         CHRIS BLACKMAN: Okay. Manufacturing, would you comment on TrueTime's manufacturing, and what kind of consolidation could be possible between the two facilities?

         TOM STEIPP:  Lisa, do you want to take that one.

         LISA WITHERS: Yeah, TrueTime has been embarking, and their volumes have increased in our traditional space on a contract manufacturing model. And so, certainly we're going to continue to pursue that.

         But one of the things that we keep inside is a high degree of specialty systems engineering work. And so, we will maintain a portion of that as well.

         So, there are some synergies related to some of the functions in manufacturing. But we just haven't ferreted out the specifics of that.

         CHRIS BLACKMAN: Should we anticipate any of the manufacturing being shifted to Puerto Rico? Any of TrueTime's manufacturing?

         LISA WITHERS: Quite possibly some that was destined for local contract manufacturers.

         CHRIS BLACKMAN: Okay, is there a bigger benefit in R&D, or in SG&A savings in this acquisition, for this merger?

         TOM STEIPP: Yeah, I think the larger, on a percentage savings the larger percentage is obviously going to be in SG&A, on the G&A side.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                15

         We see, we've been through the R&D side of things very carefully. And we see a very nice fit between the existing R&D teams that are out there and our R&D teams.

         CHRIS BLACKMAN:  Okay.

         TOM STEIPP: Obviously, there's a cost to being a public company, and to a large extent we're reducing, you know, half of that cost to being a public company.

         CHRIS BLACKMAN:  Right.

         So if you, if one were to look at the infrastructure of TrueTime, I think I noticed on a report that I pulled-up, that TrueTime has 113 employees currently?

         LISA WITHERS:  105.

         CHRIS BLACKMAN:  105?

         LISA WITHERS:  Yes.

         CHRIS BLACKMAN: Lisa, would you kind of describe maybe how that breaks-out? How many salespeople you have? How many R&D people you have? How many manufacturing and executives at the corporate level?

         LISA WITHERS: Yeah, currently we have about 30 in R&D and engineering applications. About 30 in production, which includes procurement and inventory, and the like. And then the balance is in sales, marketing, and admin.

         As far as executives, you know, we obviously have a CEO, CFO, our V.P. of Sales and Marketing, and our Chief Scientist.

Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                16

         CHRIS BLACKMAN: So, is it safe to say you have 30 plus sales and marketing people?

         LISA WITHERS: No, no. In sales and marketing, exclusive of the admin, it's closer to 20.

         CHRIS BLACKMAN:  20?

         LISA WITHERS:  Yeah.

         CHRIS BLACKMAN: Okay. Has that number been constant for a period of time?

         LISA WITHERS: We actually had some reduction in force late last year, and early this year, of about 20 positions. Overall in the company. And that impacted five in sales and marketing.

         CHRIS BLACKMAN: Okay. Your sales and marketing, are all of your sales generated internally? Or do you have any outside agreements for sales?

         LISA WITHERS: Well, we work with a network of manufacturers representatives, both domestically and internationally, as well.

         CHRIS BLACKMAN:  Paying them a commission?

         LISA WITHERS:  Yes.

         CHRIS BLACKMAN: Tom, what about Symmetricom? How would it, how would Symmetricom compare as far as the number of people in R&D, production, sales and marketing? And how your sales are generated, internally or externally?


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                17

         TOM STEIPP: Well, if you look at each of those functions as a percentage of sales we line-up reasonably closely, Chris.

         If you look at the distribution channels specifically, though, the thing that we noted was, and we've tried to really reinforce this in the call, they have distribution channels that we don't use, they sell to customers that we don't currently cover in some markets that are new to us.

         So we see some real leverage there. We've put together plans for cross-selling products, taking some of their products to our, certain aspects of our customer base, and taking certain of our products into their customer base, as well. We see that to be a real opportunity.

         CHRIS BLACKMAN: And that really doesn't require much or any modification of the products to cross-sell?

         TOM STEIPP: Rick Stroupe is sitting here shaking his head `no,' so
`yes.'

         CHRIS BLACKMAN:  I'm sorry, Rick Stroupe is saying `no.'

         TOM STEIPP: Rick Stroupe, I'm sorry, is shaking his head that `no' it won't require any changes.

         CHRIS BLACKMAN: Okay. And then finally, Lisa, could you comment on the price of your products generally? I mean what kind of a price range do your products run?


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                18

         LISA WITHERS: Yeah, generally our synchronized clocks are going into aerospace, defense, et cetera. The base on those is, you know, it can range anywhere from the low side of a plug-in card, a couple thousand dollars, to more typically system sales of $30,000.

         On the networking side the average sales prices are about $3,500.

         CHRIS BLACKMAN:  Okay.

         TOM STEIPP: Lisa, it's probably worthwhile to comment at least what the historical gross margins have been in your business.

         LISA WITHERS: Helen, do you want to speak to that. Our CFO, John Dutil.

         JOHN DUTIL: Yeah, our gross margins historically have been in the mid 50's ranges, and recently we've seen that come down a little bit. Primarily driven by investing in our equipment, in our production area, and in our facilities. We're ramping-up some of our volumes.

         And so we've seen with the slow-down in business, a little bit, some volume variances there. But we expect to be back in the low 50's in the short term.

         CHRIS BLACKMAN: Wow, so Bill, that would, it's safe to say that there's a gross margin improvement? There should be a gross margin improvement in the acquisition?


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                19

         BILL SLATER:  Yes, yes, we hope to see that.

         CHRIS BLACKMAN:  Excellent.  Thank you all.

         LISA WITHERS:  Thanks.

         OPERATOR:  We have a question from David Wright with Henry Investments.

         DAVID WRIGHT, HENRY INVESTMENTS:  Hello.  Hi, Lisa.

         LISA WITHERS:  Hi, Dave.  How are you?

         DAVID WRIGHT: Good, thank you. Congratulations. Hope you'll be bigger and more successful.

         LISA WITHERS:  Thank you.

         DAVID WRIGHT: A couple of questions on the actual structure of the deal. Is there any walk-away related to where the price of Symmetricom stock might go?

         TOM STEIPP:  There's no collar on the deal.

         DAVID WRIGHT: Right, so it's just a fixed 2.6 million shares, plus five million in cash, which according to the press release is adjustable, I guess, if certain level of transaction?

         TOM STEIPP:  Transaction costs, that's correct.

         DAVID WRIGHT: Okay. Have there been any appreciable number of options, TrueTime options, granted since the current fiscal year began?


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                20

         HELEN:  No.

         LISA WITHERS:  No, David.

         DAVID WRIGHT: Okay. And when do you anticipate filing the merger agreement?

         TOM STEIPP:  We expect it to be in the third calendar quarter.

         DAVID WRIGHT: No, I'm sorry. The 8-K that actually will have the agreement attached to it?

         BILL SLATER:  The 8-K should be filed this week, I believe.

         DAVID WRIGHT: Great. Those were my questions. Congratulations, again.

         LISA WITHERS:  Thanks.

         OPERATOR:  We have a question from Scott Tracey of R.S. Investments.

         SCOTT TRACEY, R.S. INVESTMENTS:   Hi, guys.  How are you?

         TOM STEIPP:  Hi, Scott.

         BILL SLATER:  Hi, Scott.

         SCOTT TRACEY: Just a quick question about TrueTime. And I'm sorry I got on the call a little bit late. I just kind of looked at some of the financials, looking back, and it's had about a $20 million run rate for a couple of years now.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                21

         What do you expect that business to contribute on the revenue side? I mean do you have any anticipation that it's, you know, it gets back to that level this year, next year? Is it, you know, will it grow? I mean over the last couple of years it looks like it's been pretty flat. And you know, even in some good times. So just trying to, you know, kind of piece together what the revenue impact would be?

         TOM STEIPP: Scott, I don't think we're in a position to make any, I guess the term is forward-looking statements. But you know, obviously, the things that we can tell you are that when we looked at the products we see some benefits of cross-selling existing products into broader markets.

         So, you know, obviously, we think there's a very strong team out there that's got knowledge that we don't have.

         And you know, to a certain extent some of their products we have a stronger presence internationally than they've traditionally had.

         So there are a number of areas for opportunity, but you know, obviously, we're going to stop short of predicting what's likely to happen.

         SCOTT TRACEY:  Okay.  Thanks a lot.


Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                22

         OPERATOR:  A question from Daemon Waldren of Merrill Lynch.

         DAEMON WALDREN, MERRILL LYNCH: Hi. Just a quick question with regards to the transaction itself. Do you have voting agreements?

         TOM STEIPP:  Yes, we do.

         DAEMON WALDREN: Okay. And I guess that's about it. Thank you very much.

         TOM STEIPP:  Okay, David.  Thank you.

         OPERATOR:  And at this time there are no further questions.

         TOM STEIPP: Okay. I think we will draw this call to a close. Lisa, thank you for joining us. And for the rest of you out there, thank you for joining us as well.

         And remember that we'll have our regularly scheduled earnings release April 25th.

         OPERATOR: That concludes today's conference call. And have a great day.



                                     -o0o-
Symmetricom, Inc. - TrueTime Conference Call - March 28, 2002                23

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